WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200

September 14, 2006

VIA EDGAR ELECTRONIC TRANSMISSION:

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	New Generation Holdings, Inc.
Preliminary Proxy Statement
On Schedule 14A
Filed July 12, 2006
Annual Report on Form 10-KSB/A
for the fiscal year ended
December 31, 2005
File No. 0-26213

Plastinum Corp.
Registration Statement on Form 10-SB
File No. 0-52128
Filed July 12, 2006

Ladies and Gentlemen:

On behalf of New Generation Holdings, Inc. ("NGH") and Plastinum Corp. ("Plastinum"), we enclose herewith, for filing under the Securities Exchange Act of 1934, as amended, the following documents:

1. NGH Amendment No. 1 to Proxy Statement on Schedule 14A;

2. NGH Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005;

3. NGH Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2006; and

4. Plastinum Corp. Amendment No. 1 to Registration Statement on Form 10-SB.

The amended documents referred to above reflect changes made in response to the comment letter, dated August 11, 2006, from the Staff of the Commission. The amended documents have been marked to show changes from the documents initially filed with the Commission on July 12, 2006 (other than the NGH's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006 which was originally filed on April 11, 2006 and has been amended in response to the Staff's comments). The Company’s responses to the Staff's comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A and refer to the page numbers on the attached amended blacklined documents.

General

1. We note the Staff's comment.

Schedule 14A

General

2. We note the Staff's comments and have attempted to fill in all known blanks throughout the Proxy Statement.

3. In response to the Staff's comment, we have revised the proxy statement to include the information required by Item 5 of Schedule 14A. See page 3.

4. In response to the Staff's comment, we have revised the proxy statement to include the information required by Item 14 of Schedule 14A within the document. See pages 6 through 8 and the financial statements attached to the Proxy Statement.

5. The Staff's comment has been noted and we have corrected the noted inconsistencies and certain others in the Proxy.

General Information

6. We have revised the Proxy Statement to eliminate the reference to the Secretary. See page 3.

Summary

7. We have revised the proxy statement to include the information required by Item 14 of Schedule 14A. See pages 6 through 8.

8. We have revised the proxy statement to include the requested disclosure. See pages 4 and 14.

9. We have revised the proxy statement to include the requested disclosure. See page 4.

10. We have revised the proxy statement to include the requested disclosure. See page 4.

Stock Ownership of Certain Beneficial Owners and Management

11. We have corrected the inconsistency regarding the correct percentage owned by Mr. Mot by correcting the Proxy Card to reflect 44.4%.

12. We have corrected table to reflect the number of shares presently held by Mr. Mot and have added a footnote to reflect the shares he will receive if Proposals 3 and 4 are approved. See pages 5 and 6.

Proposal 1

13. We have revised the proxy statement to include the information required by Item 7(b) of Schedule 14A. See pages 11 and 12.

14. We have revised the proxy statement to refer to the absence of a nominating committee. See page 12.

Committees of the Board of Directors

15. We have corrected the disclosure to reflect that the Company does not currently have an Audit Committee. See page 11.

Audit Committee

16. We have revised the disclosure to reflect that the Company does not have an Audit Committee. See page 11.

Report of the Audit Committee

17. We have revised the disclosure to reflect that the Company does not have an Audit Committee. See page 11.

Executive Compensation

18. In response to the Staff's comment, we are confirming that to our knowledge, all of the information required by Item 8 of Schedule 14A has been provided with respect to the persons listed in the table. We note that the Company does not have employment agreements with Mr. Mot or Mr. Sulzer. We have revised the disclosure regarding the options issued to Mr. Mot and Mr. Sulzer to clarify that they were granted under the Plastinum Corp. 2006 Long Term Incentive Plan.

Proposal 2

19. As indicated in response to Comment 4, we have revised the disclosure to include the information required by Item 14 of Schedule 14A. See pages 6 through 8.

20. We have revised the proxy statement to clarify that NGH's has no current plan regarding a change of control following the spinoff. See page 14.

Listing and Trading of Common Stock

21. We note that NGH common stock was relisted on the OTCBB under the symbol "NGPX" on July 23, 2006 and we have reflected the relisting in the proxy statement. See page 14.

Proposal 3

Description of Amendment

22. We have corrected the disclosure to reflect the issuance of the Preferred Stock. See page 17.

Reasons for the Amendment; Effect of Amendment

23. We have revised the disclosure as requested to clarify the relationship between Proposal 3 and Proposal 4. See page 18.

24. We have revised the disclosure as requested. See page 17.

Proposal 4

25. . We have revised the disclosure as requested to disclose the consequences of cross conditioning proposals. See page 18.

26. We have revised to the disclosure to clarify how the number of shares to be issued to Mr. Mot was determined. See page 18.

27. We have revised the disclosure to provide the basis for the determination of the number of shares to be issued to Mr. Mot. See page 18.

28. We have revised the disclosure to provide that if Proposal 4 is not approved, the debt conversion transaction will be renegotiated and have provided the range of terms, as requested. See pages 4, 11 and 18.

Proposal 5

29. The increase in audit fees is due, in part, to the auditors’ expanding their scope of audit procedures in response to the increase in the Company's activities in 2005 as compared to 2004.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Quantitative and Qualitative Disclosure regarding Market Risk

30. The requested disclosure related to foreign currency market risk has been provided. See page 14.

Item 8A Controls and Procedures

31. The disclosure has been revised to remove the word “adequately” from the statement regarding disclosure controls and procedures, and to definitively conclude that the disclosure controls and procedures were not effective as of December 31, 2005. See page 16.

32. The disclosure has been expanded to include the deficiencies identified to date and the corrective actions that are planned to remedy the deficiencies. See page 16.

Note G Contingencies and Commitments

33. Revisions have been made to Note G Contingencies and Commitments to provide the requested disclosure. See page F-14.

34. The requested revisions have been made. See page 4.

Note I Convertible Note Payable to Related Party

35. We have revised the caption on this liability to remove the term “derivative”. Since the liability would be classified as conventional convertible debt, the conversion feature has not been bifurcated as a separate derivative. The calculated beneficial conversion feature is $10,558,772 and the amount allocated to the beneficial conversion feature has been limited to the proceeds of the debt. We have recorded a liability related to the amount allocated to the beneficial conversion feature due to the fact that we do not have sufficient authorized and unissued shares available to settle the conversion feature. Since the conversion feature will ultimately be satisfied through the issuance of shares, we have recorded the liability in the long term section of the balance sheet.

Note J Warrant and Derivative Liability

36. The warrant derivatives included 1,100,000 options issued to Jacques Mot. We have included the value of Mr. Mot’s options in the warrant liability due to the fact that we do not have sufficient authorized and unissued shares available to settle the option.

37. The March 31, 2006 financial statements and disclosures have been revised to comply with the comments on Form 10KSB.

Changes in Control

38. The disclosure has been revised as requested. See page 6.

Form 10-SB Plastinum

General

39. Page numbers have been added to the Form 10-SB.

40. The Staff's comment is noted.

41. The Staff's comment is noted.

Forward Looking Statements

42. The disclosure has been revised to delete reference to the Private Securities Litigation Reform Act of 1995. See page 2.

Item 1. Description of Business

43. The requested disclosure has been provided. See pages 3 and 4.

44. The requested disclosure related to competitive business conditions has been provided. See page 4.

45. The requested additional disclosure related to the pilot plant has been provided. Please see page 3.

46. The requested disclosure has been provided. Please see page 4.

47. The requested disclosure regarding research and development expenditures has been provided. See page 4.

Item 2. Management's Discussion and Analysis or Plan of Operation

48. We note the advice of the staff and have made revisions to the subjective statements accordingly.

49. The requested disclosure regarding the plan of operations for the next twelve months has been provided. See page 5.

50. The disclosure has been revised to remove the word “full” as it relates to cost, and to clarify that we believe that the cost to manufacturers and other users of our products would be lower than the cost of virgin ABS. Please see page 5.

51. The requested disclosure relating to the clarification of the early stage in the process of the opening of the pilot plant has been made. Please see page 5. We have revised to eliminate the inconsistent risk factor noted by the staff.

52. The requested additional disclosure relating to the pilot plant has been provided, including disclosure of the expected sources of source material. See page 5.

53. The disclosure regarding the Polymer Service Center BV agreement has been revised to provide the requested information. There are no material agreements to which Plastinum is a party at this time which are not disclosed in the Form 10-SB.

54. Additional disclosure and clarification related to the “possibilities” has been provided. See page 6.

Liquidity and Capital Resources

55. The requested disclosure has been provided. See page 8.

Risk Factors

56. The Risk Factors section has been revised to delineate the material risks to the Company and extraneous text has been removed. See pages 10 and 11.

57. The requested disclosure has been provided. See page 10.

58. The disclosure in this Section has been revised to delineate risks to investors and extraneous text has been removed. See pages 10 and 11.

Executive Compensation

59. The salaries in the Form 10-SB relate to the amount of Mr. Mot's salary allocable to Plastinum. A footnote has been added for clarification purposes. See page 15.

Item 7: Certain Relationships and Related Parties

60. The disclosure has been revised to reference the Convertible Loan Agreement between Plastinum, Mr. Mot and Mr. Bottinelli dated July 10, 2006. See page 16.

Part II, Item 4. Recent Sales of Unregistered Securities

61. We have revised the disclosure to reflect that Mr. Mot and Mr. Bottinelli are non-U.S. residents and non-U.S. citizens. See page 18.

Exhibits

62. The Debt Exchange Agreement has been filed as an Exhibit.

Financial Statements

Note A Summary of Accounting Policies

63. Accounting policy disclosures for transactions and activities that are not currently applicable to our operations have been deleted. See pages F-9 to F-10.

Basis for Presentation.

64. The requested disclosures relating to the allocation of expenses from our parent have been provided. See page F-7.

Spin-off Transaction

65. The table has been revised to add a subtotal of the expenses, which agrees to the loss presented in the financial statements. The disclosure has been revised to clarify that the expenses included in the table have been allocated from our parent. See page F-7.

Note B Capital Stock and Stockholders' Equity

66. The debt exchange agreement has been entered into along with NGH. NGH was the recipient of the services pursuant to which the debt exchange agreement was executed and the obligor, and an allocation of these services has been recorded in our financial statements. Plastinum has no obligation to repay this agreement; however, in anticipation of the spinoff, Mr. Mot had the ability to convert the debt into shares of our preferred stock. Mr. Mot converted his debt into NGH preferred shares.

Note C Subsequent Events

67. The consulting agreements were all arrangements of NGH and are not directly attributable to Plastinum. In anticipation of the spinoff, the consultants were given the ability to exercise their instruments into shares of Plastinum, which they would have received upon consummation of the spinoff transaction.

General

68. The Staff's comment is noted.

Sincerely,

/s/ Alan C. Ederer
Alan C. Ederer, Esq.